FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                          For the month of August 2001
   (containing quarterly information for the quarter ended June 30, 2001)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X           Form 40-F
                                 -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No    X
                                 -----              ------

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART I. FINANCIAL INFORMATION

        Item 1. Financial Statements

                Condensed   Consolidated   Balance  Sheets  at  June  30,  2001
                (Unaudited) and December 31, 2000

                Condensed Consolidated Statements of Operations for the Three and Six months ended June 30, 2001 (Unaudited) and 2000 (Unaudited)

                Condensed Consolidated Statements of Cash Flows for the Six months ended June 30, 2001 (Unaudited) and 2000 (Unaudited)

                Note to Condensed Consolidated Financial Statements (Unaudited)

        Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


PART II. OTHER INFORMATION

        Item 3. Information Incorporated by Reference

        Item 4. Exhibit

                The exhibit listed on the exhibit index attached to this report is incorporated herein by reference.

        Signatures

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

                             COMMTOUCH SOFTWARE LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                         June 30,   December 31,
                                                           2001         2000
                                                         ---------    ---------
                                                        (unaudited)
ASSETS

Current Assets:
Cash and cash equivalents                                $   9,095    $  20,831
Deposit to secure guarantee                                    596         --
Marketable securities                                         --          8,607
Trade receivables, net                                       1,770        4,355
Prepaid expenses and other accounts receivable               1,556        3,626
                                                         ---------    ---------
          Total current assets                              13,017       37,419
Long-term lease deposits                                     1,244        1,440
Severance pay fund                                             642          949
Property and equipment, net                                 18,291       19,417
Long-term investment                                         2,000        2,000
Goodwill and other purchased intangibles, net               14,255       16,055
                                                         ---------    ---------
                                                         $  49,449    $  77,280
                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Bank credit line and current maturities
  of bank loans and capital leases                             383        1,115
Accounts payable                                             2,091        4,205
Employees and payroll accruals                               1,523        3,279
Deferred revenues                                            1,907        1,523
Accrued expenses and other liabilities                       3,571        3,529
                                                         ---------    ---------
          Total current liabilities                          9,475       13,651
                                                         ---------    ---------
Long-term maturities of bank loans and capital leases          739          841
Accrued severance pay                                          791          984
                                                         ---------    ---------
                                                             1,530        1,825
                                                         ---------    ---------
Minority interest                                              369           76
                                                         ---------    ---------
Shareholders' Equity:
Ordinary shares                                                238          236
Additional paid-in capital                                 151,768      150,994
Deferred stock compensation                                 (1,767)      (2,729)
Notes receivable from shareholders                            (754)      (1,041)
Accumulated other comprehensive income                        --             21
Accumulated deficit                                       (111,410)     (85,753)
                                                         ---------    ---------
          Total shareholders' equity                        38,075       61,728
                                                         ---------    ---------
                                                         $  49,449    $  77,280
                                                         =========    =========

The  accompanying  note is an  integral  part of  these  condensed  consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)

                                                                         Three Months Ended                  Six Months Ended
                                                                               June 30,                           June 30,
                                                                     --------------------------          --------------------------
                                                                       2001              2000              2001              2000
                                                                     --------          --------          --------          --------
                                                                    (unaudited)       (unaudited)       (unaudited)      (unaudited)
Revenues:
  Email services                                                     $  3,974          $  5,009          $  7,983          $  8,606
  Software licenses                                                       383              --                 383              --
                                                                     --------          --------          --------          --------
          Total revenues                                                4,357             5,009             8,366             8,606
                                                                     --------          --------          --------          --------

Cost of revenues:
  Email services                                                        3,734             2,784             8,578             4,905
  Software licenses                                                      --                --                --                --
                                                                     --------          --------          --------          --------
          Total cost of revenues                                        3,734             2,784             8,578             4,905
                                                                     --------          --------          --------          --------
Gross profit (loss)                                                       623             2,225              (212)            3,701
                                                                     --------          --------          --------          --------
Operating expenses:
  Research and development                                              2,520             2,270             5,466             4,263
  Sales and marketing                                                   2,856             6,404             9,351            11,150
  General and administrative                                            2,886             2,576             8,638             4,682
  Amortization of prepaid marketing expense                              --               1,941              --               3,882
  Amortization of stock-based employee
    deferred compensation (1)                                             481               762               962             1,525
  Amortization of goodwill and other
    purchased intangibles                                                 891              --               1,800              --
                                                                     --------          --------          --------          --------
          Total operating expenses                                      9,634            13,953            26,217            25,502
                                                                     --------          --------          --------          --------
Operating loss                                                         (9,011)          (11,728)          (26,429)          (21,801)
Interest and other income, net                                            464               931               729             1,869
Minority interest                                                          21              --                  43              --
                                                                     --------          --------          --------          --------
Net loss                                                             $ (8,526)         $(10,797)         $(25,657)         $(19,932)
                                                                     ========          ========          ========          ========
Basic and diluted net loss per share                                 $  (0.50)         $  (0.71)         $  (1.51)         $  (1.31)
                                                                     ========          ========          ========          ========
Weighted average number of shares used in
  computing basic and diluted net loss
  per share                                                            17,040            15,261            16,940            15,205
                                                                     ========          ========          ========          ========


                                                                            Three Months Ended                Six Months Ended
                                                                                 June 30,                         June 30,
                                                                         -----------------------           -----------------------
                                                                          2001             2000             2001             2000
                                                                         ------           ------           ------           ------
                                                                       (unaudited)     (unaudited)       (unaudited)     (unaudited)
(1) Stock-based employee deferred
compensation relates to the following:

Cost of revenues                                                         $   16           $   25           $   32           $   50
Research and development                                                     45               71               90              142
Sales and marketing                                                         126              199              251              398
General and administrative                                                  294              467              589              935
                                                                         ------           ------           ------           ------
                   Total                                                 $  481           $  762           $  962           $1,525
                                                                         ======           ======           ======           ======

                                    The accompanying note is an integral part of these condensed consolidated financial statements.

                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (In thousands)

                                                                                                          Six Months ended
                                                                                                               June 30,
                                                                                                    ------------------------------
                                                                                                      2001                  2000
                                                                                                    --------              --------
                                                                                                  (unaudited)            (unaudited)
Cash Flows from Operating Activities

Net loss                                                                                            $(25,657)             $(19,932)
Adjustments to reconcile net loss to net cash
 used in operating activities:
     Depreciation and amortization                                                                     6,062                 2,420
     Amortization of stock-based employee deferred compensation                                          962                 1,525
     Amortization of prepaid marketing expenses                                                         --                   3,882
Changes in assets and liabilities:
     Deposit to secure guarantee                                                                        (596)                 --
     Trade receivables, net                                                                            2,585                (3,447)
     Other accounts receivable and prepaid expenses                                                    2,070                (1,750)
     Accounts payable                                                                                 (2,114)                   56
     Other liabilities                                                                                (1,714)                1,410
     Deferred revenue                                                                                    384                    35
     Accrued severance and other                                                                         405                    59
                                                                                                    --------              --------
        Net cash used in operating activities                                                        (17,613)              (15,742)
                                                                                                    --------              --------
Cash Flows from Investing Activities

Proceeds from sales of marketable securities                                                           8,586                10,157
Repayment/payment of long-term deposits                                                                  196                   (90)
Purchase of long-term investment                                                                        --                  (3,000)
Proceeds from the sale of property and equipment                                                          72                  --
Purchase of property and equipment                                                                    (3,212)               (9,239)
                                                                                                    --------              --------
        Net cash provided by (used in) investing activities                                            5,642                (2,172)
                                                                                                    --------              --------
Cash Flows from Financing Activities

Payment of capital lease                                                                                --                     (65)
Repayment of bank loans and notes payable                                                               (834)                 --
Proceeds from issuance of shares                                                                         336                 1,061
Contribution from minority interest of consolidated
  subsidiary                                                                                             733                  --
                                                                                                    --------              --------
        Net cash provided by financing activities                                                        235                   996
                                                                                                    --------              --------
Net decrease in cash and cash equivalents                                                            (11,736)              (16,918)
Cash and cash equivalents at the beginning of the period                                              20,831                65,996
                                                                                                    --------              --------
Cash and cash equivalents at the end of the period                                                  $  9,095              $ 49,078
                                                                                                    ========              ========

Significant non-cash investing and financing activities

Interest                                                                                            $    121              $      8
                                                                                                    ========              ========
Ordinary shares issued for notes receivable from
  shareholders                                                                                      $   --                $  2,571
                                                                                                    ========              ========

                                    The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.
               NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1. Basis of Presentation:

The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned and majority-owned subsidiaries (collectively "Commtouch" or "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at June 30, 2001 and the operating results and cash flows for the reported periods. These financial statements and note should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 2000, which were filed with the Securities and Exchange Commission on the Company's Form 20-F, as amended.

The results of operations for the three and six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2001.


Item 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the condensed consolidated financial statements and the note thereto in Part I, Item 1 of this quarterly report and with "Item 5. Operating and Financial Review and Prospects" contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, as amended.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statement include, but are not limited to, the growth potential for our outsourced email services, the unpredictability of our email service revenues, fluctuations in our quarterly operating results, our ability to compete in an increasingly competitive market, our ability to execute our sales and marketing plans, the inherent market and economic risks associated with operating in the enterprise and dot-com markets, and our ability to raise additional capital. These and other risks are discussed more fully in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, as amended.

Overview and Restructuring

Commtouch is the leading provider of hosted messaging and collaboration solutions to service providers. Commtouch enterprise-class services include Microsoft Exchange 2000 and open standards messaging, either as hosted or onsite solutions that deliver a high level of performance, reliability, scalability and security. Hosted messaging and collaboration Powered by Commtouch(TM) includes unified communications, wireless, Web-based administration and revenue generating capabilities. Through its subsidiary Wingra Technologies, the company provides enterprise migration tools and services.

During the second quarter of 2001, the Company implemented a Board approved restructuring plan. The restructuring reduced operating expense associated with serving unprofitable and non-paying dot-com, destination site and small community site customers. In addition, the Company closed the e-commerce division. The restructuring plan focused on increased efficiencies through channel sales and marketing to the enterprise market.

The Company focused its operations on three enterprise messaging products:

     o the Commtouch core email and messaging service organization for the enterprise market which includes the recently launched Microsoft Exchange 2000 hosting service and the web-based service management tool xManage(TM);

     o   the  enterprise   messaging  migration  and  integration   technologies
         business through the wholly-owned subsidiary Wingra Technologies Inc.; and

     o   the technology  development of next-generation  messaging  applications
         marketed  to  worldwide  telecommunication  companies,   Internet  Data
         Centers and service providers.

The restructuring has significantly reduced sales and marketing, research and development and general and administrative expenses during the second quarter and will continue to decrease expenses in comparison with 2000.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2001 and 2000

Revenues. Revenues decreased to $4.4 million for the three months ended June 30, 2001 from $5.0 million for the comparable quarter in 2000 and decreased to $8.4 million for the six months ended June 30, 2001 from $8.6 million for the comparable period in 2000. Revenues are earned primarily from enterprise, dot-com,  destination  site  and  small  community  site  customers.  Enterprise revenues increased significantly for both the quarter and six month periods ended June 30, 2001, compared to 2000. Enterprise revenues contributed 58% of the 2001 second quarter revenues compared to 18% in the comparable quarter of 2000. The Company's recently acquired subsidiary, Wingra Technologies, contributed 12% or $519,000 of total second quarter revenue. A significant portion of the enterprise revenues are attributable to the successful introduction of new enterprise products and increased efficiencies in Company channel sales. The increase in enterprise revenues were offset by the decrease in revenues attributable to the restructuring, as the Company shed unprofitable and non-paying dot-com, destination site and small community site customers. Further, the Company closed the e-commerce division that accounted for more than $1.1 million in revenues in the second quarter of 2000. During the second quarter of 2001, one customer contributed more than 10 percent of our revenues.

Cost of Revenues. Cost of revenues increased to $3.7 million for the three months ended June 30, 2001 from $2.8 million for the comparable quarter in 2000 and increased to $8.6 million for the six months ended June 30, 2001 from $4.9 million for the comparable period in 2000. Cost of revenues consist primarily of personnel and related costs, Internet Data Center services from third party providers, depreciation of equipment, and Internet access. Of the increase in expense, $0.4 million and $1.0 million, for the quarter and six-month period, respectively, is attributable to depreciation of the additions to hosting infrastructure which were made in 2000. In addition, personnel and related costs increased marginally by $0.1 million for the comparable three month periods and $1.1 million for the comparable six month periods. We expect cost of revenues to decrease as a percentage of revenues, if revenues increase, due to economies of scale.

Research and Development. Research and development costs increased to $2.5 million for the three months ended June 30, 2001 from $2.3 million for the comparable quarter in 2000 and increased to $5.5 million for the six months ended June 30, 2001 from $4.3 million for the comparable period in 2000. Research and development costs consist primarily of personnel and related costs associated with the development of new service offerings. During the second quarter the Company restructured its research and development programs to focus on near-term revenue opportunities. This facilitated a significant reduction in personnel and related costs. This reduction was partially offset by severance payments made during the second quarter. Research and development core projects include tools to facilitate deployment and use of Microsoft Exchange 2000 such as the web-based service management tool xManage(TM) and the development of technology designed to address the needs of our channel partners. We expect research and development costs to decrease on an absolute basis due to the program restructuring.

Sales and Marketing. Sales and marketing expenses decreased to $2.9 million for the three months ended June 30, 2001 from $6.4 million for the comparable quarter in 2000 and decreased to $9.4 million for the six months ended June 30, 2001 from $11.2 million for the comparable period in 2000. Sales and marketing costs consist primarily of personnel and related costs, marketing and public relations, other marketing expenses and direct sales costs. During the first quarter, the Company restructured its sales and marketing programs to focus on channels. This facilitated a significant reduction in personnel and related costs when compared to the second quarter of 2000. The Company was also able to curtail marketing and public relations expenditures as it focuses on marketing activities that support its channel partners. Other marketing expenses and direct sales costs decreased due to the decrease in travel, outside services and communications facilitated by the lower headcount. We expect sales and marketing costs to continue to decrease, if revenues increase, due to economies of scale enabled by the channel selling focus.

General and Administrative. General and administrative expenses increased to $2.9 million for the three months ended June 30, 2001 from $2.6 million for the comparable quarter in 2000 and increased to $8.6 million for the six months ended June 30, 2001 from $4.7 million for the comparable period in 2000. General and administrative costs consist primarily of personnel and related costs, facility costs and outside professional services. During the first quarter, the Company restructured the general and administrative activities. This facilitated a significant reduction in personnel and related costs. However, these savings were partially offset by severance payments which were completed in the second quarter. Facility costs exceeded second quarter 2000 amounts as the Company is currently in a larger facility than that of a year ago. In addition, the Companies outside professional services exceeded second quarter 2000 amounts due to legal costs related to the restructuring and financing activities. The Company also experienced a significant decrease in travel expense as a result of its cost containment programs.

Amortization of the Prepaid Marketing Expenses. Amortization of the prepaid marketing expenses relating to the InfoSpace (formerly Go2Net) and Microsoft warrants decreased to none for the three months ended June 30, 2001 from $1.9 million for the comparable quarter in 2000 and decreased to none for the six months ended June 30, 2001 from $3.9 million for the comparable period in 2000. The prepaid marketing expense was amortized using the straight-line method over the minimum term of the commercial agreements with these two companies, or one year, and was concluded during the fourth quarter of 2000.

Amortization of Stock-Based Employee Deferred Compensation. Stock-based employee deferred compensation expenses decreased to $0.5 million for the three months ended June 30, 2001 from $0.8 million for the comparable quarter in 2000 and decreased to $1.0 million for the six months ended June 30, 2001 from $1.5 million for the comparable period in 2000. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years. Amortization of these amounts will conclude during the third quarter of 2003.

Interest and Other Income, Net. Interest and other income, net decreased to a net income of $0.5 million for the three months ended June 30, 2001 from a net income of $0.9 million for the comparable quarter in 2000 and decreased to a net income of $0.7 million for the six months ended June 30, 2001 from a net income of $1.9 million for the comparable period in 2000, due primarily to a reduction in interest income earned on the funds generated from an initial public offering, as the funds depleted during 2000.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and royalty-bearing research and development and marketing grants from the Israeli government.

As of June 30, 2001, we had $3.5 million of working capital and $9.1 million of cash and cash equivalents.

Net cash used in operating activities decreased to $5.1 million for the three months ended June 30, 2001 from $12.5 million for the three months ended March 31, 2001 and is comprised of net loss for the three months, adjusted for depreciation, amortization and changes in assets and liabilities related to operations. The most significant factor contributing to the decline was the success of the Company's cost containment activities and a decrease in receivables. The number of days of uncollected sales in accounts receivables decreased to 37 days at June 30, 2001 from 64 days at March 31, 2001.

Based on the cash balance at June 30, 2001 and current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations. However, as previously announced, the Company desires to raise at least $5 million of additional cash from investors. The additional capital will be utilized to accelerate product development and capitalize on the increase in demand for outsourcing services as the economy improves.

Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Impact of Recently Issued Accounting Standards:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill [and intangible assets deemed to have indefinite lives] will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in a decrease in net loss of $2.5 million ($0.15 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.


PART II. OTHER INFORMATION

Item 3.  Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 4.  Exhibit

The exhibit listed on the exhibit index attached to this report is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE, LTD.
                                   ---------------------------------------------
                                                  (Registrant)


Date    August 10, 2001             By  /s/ Sunil Bhardwaj
    -------------------------      ---------------------------------------------
                                    Sunil Bhardwaj
                                    Chief Financial Officer

                                  Exhibit Index

Exhibit     Description of Document
-------     -----------------------
   1        July 24, 2001 Press Release: "Commtouch Reports Q2 2001 Results"